Exhibit 99.9

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Planned downstream reorganization: senior executive appointments

Paris, November 29, 2011 – A project to reorganize Total’s Downstream businesses was made public and presented to employee representatives on October 10, 2011.

In addition, François Cornélis, President of Chemicals and Vice Chairman of the Executive Committee, is stepping down from his operational responsibilities, which he has so ably fulfilled since 1999.

As part of the reorganization process, Christophe de Margerie announced after the Executive Committee meeting held today that, effective January 1, 2012:

•	Michel Bénézit has been appointed Special Advisor to the Chairman and Chief Executive Officer.

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Patrick Pouyanné has been appointed President of Chemicals and member of the Executive Committee. He will become President of the new Refining & Chemicals business when the information and consultation process has been completed.

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Philippe Boisseau has been appointed President of Refining & Marketing and member of the Executive Committee. He will become President of the new Supply & Marketing business when the information and consultation process has been completed.

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Yves-Louis Darricarrère, President of Exploration & Production and member of the Executive Committee, will also serve as President of Gas & Power. He will be leading a review process on the future organization of Total’s gas and alternative energies activities.

Christophe de Margerie thanked Michel Bénézit for all that he has accomplished during his years at the head of Refining & Marketing and for his contribution to the reorganization process.

On January 1, 2012, the Executive Committee will therefore comprise Christophe de Margerie, Philippe Boisseau, Yves-Louis Darricarrère, Jean-Jacques Guilbaud, Patrick de La Chevardière and Patrick Pouyanné.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com